Exhibit 99.2

Press Release	Media Contact Matthias Link T +49 6172 609-2872 matthias.link@fmc-ag.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

May 3, 2022

Dr. Carla Kriwet to succeed Rice Powell as Chief Executive Officer of Fresenius Medical Care

Dr. Carla Kriwet (51) will become the new CEO of Fresenius Medical Care, the world's leading provider of products and services for individuals with renal diseases, on January 1, 2023. The Supervisory Board of Fresenius Medical Care Management AG unanimously appointed her to succeed Rice Powell (66), who in accordance with the company’s age limit for Management Board members is stepping down when his contract ends on December 31, after 10 years heading the company. Like Rice Powell, Dr. Carla Kriwet will also be a member of the Management Board of Fresenius Management SE. Helen Giza, Chief Financial Officer of Fresenius Medical Care, will enter a new five-year contract, and in addition to her current positions as CFO and CTO will assume the position of Deputy CEO.

Dr. Carla Kriwet was most recently CEO and President of BSH Hausgeräte GmbH, a company with €15.6 billion in sales, 62,000 employees and 40 production plants around the world. From 2013 to 2020 she was with the health technology company Royal Philips N.V. in the United States, since 2017 as a member of the company’s Executive Board. At Philips she headed the Connected Care division, which includes the business areas Patient Care and Monitoring Solutions as well as Healthcare Informatics.

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Previously, Dr. Carla Kriwet was a member of the Executive Board of the non-governmental organization Save the Children Germany in Berlin, and Chief Sales & Marketing Officer at the medical technology company Drägerwerk in Lübeck, Germany. Between 2003 and 2010 she held various management positions in the strategy department and in the Healthcare division of Linde AG, lastly as Head of Linde Healthcare Europe. Before that, she spent six years with the Boston Consulting Group, where, among other responsibilities, she headed consulting projects in healthcare. Dr. Carla Kriwet started her career in project management at ABB Daimler-Benz Transportation in India in 1995, after working as a volunteer for an SOS Children’s Village in Burundi and studying business at Switzerland’s University of St. Gallen, where she graduated with a doctorate degree.

Rice Powell joined Fresenius Medical Care in 1997, and as CEO of Fresenius Medical Care North America was appointed to the Management Board of Fresenius Medical Care in 2004. He has been the company’s CEO since January 1, 2013. Under his direction, Fresenius Medical Care significantly extended its global leadership, identifying emerging business areas such as value-based care and home dialysis early and then expanding successfully into them.

Rice Powell said: “After 25 years with this company, and a full decade as CEO, I look back with a lot of gratitude and pride at what we achieved during this time. Our products and services are more important than ever to our patients, and a fundamental part of their lives. As the world’s only provider of the full range of innovative therapies and products for people with renal diseases, we have outstanding prerequisites for our continued success. I want to thank all my colleagues – on the Management Board, the management team, and everyone in all our facilities worldwide – for their untiring efforts and support over the years. I’m very happy to know that our company will be in good hands in the future.”

Stephan Sturm, Chairman of the Fresenius Medical Care Management AG Supervisory Board and CEO of Fresenius, said: “I am very thankful to Rice Powell for his highly dedicated service over many years, and for his important contribution to our success. He played a key role in shaping Fresenius Medical Care, initiated future-looking developments and set in motion the necessary transformation of the company. On behalf of the entire Supervisory Board and the Management Board of Fresenius, I wish Rice all the very best for the next stage of his life, with more time for his family and hobbies. At the same time, I am very much looking forward to working with Dr. Carla Kriwet. I have come to know her as a highly skilled and bold manager with a lot of experience in the healthcare industry, clear ideas and a lot of empathy. People’s health and well-being are very close to her heart, and something she has worked for over the years in different organizations and constellations. I’m certain that working closely with Helen Giza, and together with the entire management team, she will successfully shape the transformation now underway and manage the challenges, not least those created by the pandemic, embrace with enthusiasm the numerous growth opportunities before us, and lead Fresenius Medical Care to continued success.”

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Dr. Carla Kriwet said: “I am very much looking forward to taking on this new position and working together with my new colleagues. I fully identify with the vision of making the lives of the patients who have put their trust in us a little more worth living every day. And I’m convinced that bringing ever better medicine to ever more people goes hand in hand with economic success. Early in my professional development, I found my way into the healthcare business and have remained very closely connected to it ever since. Fresenius Medical Care is a globally active, leading and unique company that still has tremendous potential. I want to do my part to leverage this potential for the benefit of patients and employees, and in doing so also add shareholder value.”

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,171 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 345,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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